UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File No. : 333-30158-A
                                                          CUSIP No. :  98415K207

(Check one):      [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                  [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR
                  For Period Ended: September 30, 2005
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _____

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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         Full Name of Registrant: XSTREAM BEVERAGE NETWORK, INC.
                                  ------------------------------

         Former Name if Applicable: Not applicable

         4800 N.W. 15 Avenue, Bay A
         --------------------------
         Address of Principal Executive Office (Street and Number)

         Fort Lauderdale, Florida 33309
         ------------------------------
         City, State and Zip Code


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

         On October 24, 2005 our principal offices in Fort Lauderdale Florida were extensively damaged by Hurricane Wilma. The premises were rendered uninhabitable and we suffered wind and water damage to our office fittings and computer equipment damage. Our senior management and accounting staff are presently operating from temporary offices. The Form 10-QSB for the period ended September 30, 2005 cannot be filed within the prescribed time period because additional time is required to finalize the necessary financial information as a result of the disruption caused by the hurricane. We expect to file the Form 10-QSB for the period ended September 30, 2005 prior to the expiration of the extension period available to us upon the filing of this Form 12b-25.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Ted Farnsworth                 954                 598-7997
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         (Name)                     (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         XSTREAM BEVERAGE NETWORK, INC.
                         ------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    XSTREAM BEVERAGE NETWORK, INC.


Date: September 14, 2005            By: /s/ Theodore Farnsworth
                                        -----------------------
                                    Its: CEO